

September 28, 2012

Via E-mail
Kevin W. Hadlock
Chief Financial Officer
Questar Corporation
180 East 100 South, P.O. Box 45433
Salt Lake City, UT 84145-0433

      Re: **Questar Corporation**
              Form 10-K for the year ended December 31, 2011
              Filed February 24, 2012
              Definitive Proxy Statement on Schedule 14A
              Filed March 29, 2012
              Form 8-K filed February 14, 2012
              Form 10-Q for the quarter ended June 30, 2012
              Filed August 1, 2012
              File No. 001-08796

Dear Mr. Hadlock:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Financial Statements and Supplementary Data, page 33

Note 1 – Summary of Significant Accounting Policies, page 54

K. Goodwill and Other Intangible Assets, page 57

1. We note that your policy for assessing goodwill and other intangible assets for impairment is based on whether the undiscounted cash flows of the intangible asset or

entity to which the goodwill relates are less than the carrying value of the assets. You state that you measure impairment using a discounted flow model considering future revenues, operating costs, a risk-adjusted discount rate and other factors. Your method for assessing impairment of goodwill and other intangible assets does not appear to be consistent with the guidance in ASC 350-20-35. Please advise or revise.

Note 11 – Share-Based Compensation, page 74

2. Please revise to disclose the aggregate intrinsic value of options vested and expected to vest for outstanding options and options currently exercisable. Please refer to ASC 718-10-50-2e.

Note 12 – Employee Benefits, page 76

3. We note your disclosure that during 2011 the company determined that 2010 amounts for comingled funds and the 103-12 investment entity should be classified as Level 2 instead of Level 3. Please explain to us in more detail the inputs used in your fair value measurement, how these inputs are determined, and why you believe they are Level 2 inputs. Please further explain to us any changes in your fair value methodology or changes in the sources of the inputs between 2010 and 2011.

Note 16 – Quarterly Financial Information (Unaudited)

4. Please explain to us how you considered providing quarterly financial information for Questar Pipeline Company and Questar Gas Company.

Controls and Procedures, page 90

Evaluation of Disclosure Controls and Procedures, page 90

5. We note your disclosure that your disclosure controls and procedures were effective to ensure that information required to be disclosed is accumulated and communicated to your management to allow timely decisions regarding required disclosure. Please also disclose your conclusion as to whether disclosure controls and procedures are effective in ensuring that the information you are required to disclose in reports was recorded, processed, summarized and reported with the time periods specified. Please note that if you choose to define disclosure controls and procedures, you should do so exactly as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act of 1934. Alternatively, you are not required to define disclosure controls and procedures and may simply state a conclusion that disclosure controls and procedures were effective or ineffective. Refer to Item 307 of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 15

Annual Cash Incentive Awards, page 20

6. For each performance measure in the charts on pages 20 and 21, please clarify for us how the percent of target amounts in the last column were calculated. In this regard, we note that dividing the numbers in the "Actual" column by the numbers in the "Target" column does not appear to yield the percentages in the "Percent of Target" column. Please see Item 402(b)(1)(v) of Regulation S-K.

Compensation Tables, page 25

Summary Compensation Table, page 25

7. Please clarify how Mr. Jibson's base salary increase of approximately 57% (from $398,333 to $625,000) between 2010 and 2011 was determined. Please see Item 402(b)(2)(ix) of Regulation S-K.

Forms 8-K filed February 14, 2012

8. We note your presentation of the non-GAAP financial measure titled EBITDA. As this measure excludes the net gain or loss from asset sales and, in some periods, separation costs, in future filings, please change the title of this measure to a more appropriate title such as Adjusted EBITDA. Refer to Question 103.01 of our Compliance and Disclosure Interpretation on Non-GAAP financial measures.

Form 10-Q for the quarter ended June 30, 2012

9. We note the credit balance in your cost of sales line item. We further note your explanation that you reduce cost of sales when you inject natural gas into storage. Please explain in more detail when you debit cost of sales and when you credit cost of sales and how you determine the dollar amount to debit or credit. If different per unit amounts are debited and credited to cost of sales, please explain your basis in GAAP for other than cost basis accounting and tell us whether gas storage inventory is at cost. Finally, explain why a net credit balance of cost of sales is the appropriate classification in the statement of income.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Sondra Snyder, Staff Accountant, at (202) 551-3332 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535 or Dietrich King, Legal Branch Chief, at (202) 551-3338 if you have questions regarding any other comments. You may contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief